UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                      Consolidated Financial Statements
                      (Expressed in United States dollars)


                      ADASTRA  MINERALS  INC.
                      (Formerly America Mineral Fields Inc.)



                      Three months and nine months ended July 31, 2004 and 2003

                      (Unaudited - Prepared by Management)

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                                 July 31,          October 31,
                                                                                     2004                 2003
-------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                            $    17,242,503      $    19,267,489
     Amounts receivable and prepaid expenses                                      287,574              288,897
-------------------------------------------------------------------------------------------------------------------
                                                                               17,530,077           19,556,386

Property, plant and equipment, net of amortization                                 67,041               25,709

Mineral properties (note 2)                                                    10,140,475            2,483,404

Mineral property evaluation costs (note 3)                                      4,357,119            4,331,137
-------------------------------------------------------------------------------------------------------------------

                                                                          $    32,094,712      $    26,396,636
-------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $       441,694      $       927,166

Non-controlling interest                                                            8,750                    -

Shareholders' equity:
     Share capital (note 4)                                                    67,069,511           59,293,827
     Contributed surplus (note 4)                                               4,275,269            2,095,310
     Deficit                                                                  (39,700,512)         (35,919,667)
--------------------------------------------------------------------------------------------------------------------
                                                                               31,644,268           25,469,470
--------------------------------------------------------------------------------------------------------------------

                                                                          $    32,094,712      $    26,396,636
--------------------------------------------------------------------------------------------------------------------

Subsequent event and contingency (note 2(b))

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

-------------------------------------------------------------------------------------------------------------------
                                                      Three months                            Nine months
                                                     ended July 31,                         ended July 31,
-------------------------------------------------------------------------------------------------------------------
                                                 2004              2003                  2004             2003
-------------------------------------------------------------------------------------------------------------------

Administration costs:
     Amortization                      $        3,791   $         3,182       $        11,610   $       14,132
     Bank charges and interest                    640             1,132                 4,173            4,520
     Investor relations                        41,627            40,043               294,375          170,283
     Office and administration                 98,952            70,845               275,544          229,791
     Professional fees                         48,185            54,662               158,731          277,963
     Regulatory authorities filing fees        31,455            (1,739)              105,331           15,599
     Salaries and wages                       282,996           210,674               754,155          649,639
     Stock-based compensation (note 4)        455,938                 -             2,531,257           10,329
     Transfer agent                             3,854             4,004                13,662           10,208
     Travel and accommodation                   5,930             3,334                13,510           28,024
-------------------------------------------------------------------------------------------------------------------
                                              973,368           386,137             4,162,348        1,410,488

Other items:
     Interest income                          (99,765)           (3,007)             (262,775)          (6,851)
     Gain on sale of property, plant
       and equipment                                -                 -                     -             (375)
     Other income                                   -                 -                     -           (5,000)
     Mineral property evaluation costs             38               895                   769           13,200
     Foreign exchange loss (gain)            (272,468)           23,687              (119,497)          14,836
-------------------------------------------------------------------------------------------------------------------
                                             (372,195)           21,575              (381,503)          15,810
-------------------------------------------------------------------------------------------------------------------

Loss for the period                           601,173           407,712             3,780,845        1,426,298

Deficit, beginning of period               39,099,339        33,399,674            35,919,667       32,381,088
-------------------------------------------------------------------------------------------------------------------

Deficit, end of period                 $   39,700,512   $    33,807,386       $    39,700,512   $   33,807,386
-------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share       $         0.01   $          0.01       $          0.06   $         0.04

-------------------------------------------------------------------------------------------------------------------

Weighted average number of
   common shares outstanding               70,735,925        35,219,773            68,026,364       33,173,109


-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)


Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------
                                                      Three months                            Nine months
                                                     ended July 31,                         ended July 31,
------------------------------------------------------------------------------------------------------------------------
                                                 2004              2003                  2004             2003
------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period               $     (601,173)  $      (407,712)      $    (3,780,845)  $   (1,426,298)
     Items not involving cash:
         Amortization                           3,791             3,182                11,610           14,132
         Stock-based compensation             455,938                 -             2,531,257           10,329
         Gain on sale of property, plant
           and equipment                            -                 -                     -             (375)
------------------------------------------------------------------------------------------------------------------------
                                             (141,444)         (404,530)           (1,237,978)      (1,402,212)
     Change in non-cash operating working capital:
         Decrease in amounts receivable
           and prepaid expenses               228,009            13,223                 1,323           77,587
         Decrease in accounts payable
           and accrued liabilities           (532,483)         (188,281)             (485,472)         (77,594)
------------------------------------------------------------------------------------------------------------------------
                                             (445,918)         (579,588)           (1,722,127)      (1,402,219)

Investments:
     Purchase of property, plant and
       equipment                              (24,821)           (2,225)              (57,029)          (6,504)
     Proceeds on sale of property, plant
       and equipment                                -                 -                     -              375
     Expenditures on mineral properties    (5,896,312)         (343,422)           (7,456,114)      (1,213,419)
     Recoveries (expenditures) on
       mineral property evaluation costs,
       net                                     (9,495)           16,313               (25,539)         (45,025)
------------------------------------------------------------------------------------------------------------------------
                                           (5,930,628)         (329,334)           (7,538,682)      (1,264,573)

Financing:
     Issue of share capital, net                    -         1,198,219             7,227,073        1,198,219
     Investments by non-controlling
       interests                                    -                 -                 8,750                -
------------------------------------------------------------------------------------------------------------------------
                                                    -         1,198,219             7,235,823        1,198,219
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   cash equivalents                        (6,376,546)          289,297            (2,024,986)      (1,468,573)

Cash and cash equivalents,
   beginning of period                     23,619,049           307,350            19,267,489        2,065,220
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
   end of period                       $   17,242,503   $       596,647       $    17,242,503   $      596,647
------------------------------------------------------------------------------------------------------------------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Consolidated Statements of Cash Flows, Continued
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

---------------------------------------------------------------------------------------------------------------------
                                                      Three months                            Nine months
                                                     ended July 31,                         ended July 31,
---------------------------------------------------------------------------------------------------------------------
                                                 2004              2003                  2004             2003
---------------------------------------------------------------------------------------------------------------------

Supplementary disclosure:
     Interest received, net            $       99,765   $         3,007       $       262,775   $        6,851
     Warrants issued for mineral
       property participation, being a
       non-cash financing and
       investing activity                           -                 -                     -          225,000
     Stock-based compensation for
       mineral property expenditures                -                 -               197,313                -

---------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2004 and 2003

--------------------------------------------------------------------------------

1.   Significant accounting policies:

     On May 12, 2004, the Company changed its name from America Mineral Fields Inc. to Adastra Minerals Inc. These consolidated financial statements of Adastra Minerals Inc. (the "Company") do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual audited consolidated financial statements as at and for the year ended October 31, 2003.


2.   Mineral properties:

     Amounts deferred in respect of mineral properties consist of the following:

      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                                                        Zambia
      2004                                          DRC Kolwezi           Angola       Solwezi          Total
      ------------------------------------------- -------------- ---------------- ------------- --------------
      ------------------------------------------- -------------- ---------------- ------------- --------------

      Deferred, October 31, 2003                  $  9,763,808    $     719,595          $  1   $  10,483,404
      Less gain on contribution to joint venture    (8,000,000)               -             -     (8,000,000)
      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                     1,763,808          719,595             1      2,483,404

      Tailings exploitation rights                   5,000,000                -             -      5,000,000

      Amortization                                       3,644                -             -          3,644
      Consulting                                       642,760           81,328             -        724,088
      Interest received                                 (32,036)              -             -         (32,036)
      Legal                                            559,215          116,501             -        675,716
      Project office and accounting                    222,820           29,789             -        252,609
      Salaries                                         594,248           24,302             -        618,550
      Travel                                           319,538           94,962             -        414,500
      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                     2,310,189          346,882             -      2,657,071

      ------------------------------------------- -------------- ---------------- ------------- --------------

      Balance, July 31, 2004                      $  9,073,997     $  1,066,477          $  1   $  10,140,475
      ------------------------------------------- -------------- ---------------- ------------- --------------

     (a)  Kolwezi:

          During the three months ended January 31, 2004, Congo Mineral Developments Limited ("CMD") finalized with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, a Contract of Association governing the terms of the Kolwezi Tailings Project (the "Project") and the ownership and management of Kingamyambo Musonoi
          Tailings S.A.R.L. ("KMT"), the company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2004 and 2003

--------------------------------------------------------------------------------

2.   Mineral properties (continued):

     (a)  Kolwezi (continued):

          The Contract of Association recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If either of IFC or IDC does not exercise its options, the other will have a right of first refusal over that option.

          During the three months ended April 30, 2004, the Contract of Association was signed by all parties and KMT was incorporated with CMD owning 82.5% of KMT, and Gecamines and GDRC owning 12.5% and 5.0% respectively. Two payments totaling $15,000,000 are to be made by KMT to Gecamines as consideration for the Tailings Exploitation Rights to the Project. The first instalment of $5,000,000 was made during the three months ended July 31, 2004 at the time of the transfer of the Tailings Exploitation Rights to KMT and the second instalment of $10,000,000 will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and any other participating parties (e.g. IFC and/or IDC) based on their pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership.

          Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year.

          CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from transfer date of the mining rights).

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2004 and 2003

--------------------------------------------------------------------------------

2.   Mineral properties (continued):

     (b)  Angola:

          On September  21, 2004,  the Company  announced  that its wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), is commencing legal proceedings in the United States against Empresa Nacional de Diamantes de Angola ("Endiama"), the state owned diamond company in Angola. IDAS and Endiama signed agreements in August 2002 and December 2002 for diamond exploration and exploitation in the Luremo area of Angola. These agreements followed the receipt in October 2001 of the Council of Ministers' confirmation of two licences awarded to Endiama with licence rights to be exercised through a joint venture of Endiama and IDAS.

          The Company believes that Endiama has repudiated its contractual obligations and is seeking legal redress.


3.   Mineral property evaluation costs:

     Amounts deferred in respect of mineral property evaluation costs consist of the following:

     Democratic Republic of Congo - Kipushi evaluation costs:

--------------------------------------------------------------------------------

     Balance, October 31, 2003                                $    4,331,137

     Amortization                                                        443
     Legal                                                               285
     Project office and accounting                                     9,122
     Salaries                                                         15,846
     Travel                                                              286
--------------------------------------------------------------------------------

     Balance, July 31, 2004                                   $    4,357,119
--------------------------------------------------------------------------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2004 and 2003

--------------------------------------------------------------------------------

4.   Share capital:

     (a)  Share capital:

-------------------------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares               Amount
-------------------------------------------------------------------------------------------------------------------

         Balance, October 31, 2003                                             62,044,820      $    59,293,827
         Issued on conventional exercise of options (note 4(c))                   225,000              256,161
         Issued on cashless exercise of options (note 4(c))                       405,505              399,896
         Issued on warrants exercised (note 4(b))                               3,300,000            1,877,480
         Issued on broker warrants exercised (note 4(b))                        1,260,600            1,049,512
         Issued on private placement (note 4(a)(i))                             3,500,000            4,338,958
         Share issue costs                                                              -             (146,323)
-------------------------------------------------------------------------------------------------------------------

         Balance, July 31, 2004                                                70,735,925      $    67,069,511
-------------------------------------------------------------------------------------------------------------------

          (i) During the three months ended January 31, 2004, the Company completed a private placement of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000.

     (b)  Share purchase warrants:

          Warrants outstanding at July 31, 2004:

-------------------------------------------------------------------------------------------------------------------
                 Balance,                                 Balance,
              October 31,                                 July 31,
                     2003     Issued      Exercised           2004      Exercise price             Expiry date
-------------------------------------------------------------------------------------------------------------------

                3,550,000          -              -      3,550,000            CDN$3.50      October 4, 2004 or
                                                                                            earlier in certain
                                                                                                 circumstances
                3,300,000          -     (3,300,000)             -            CDN$0.75        February 2, 2004
                1,260,600          -     (1,260,600)             -            CDN$1.10      September 25, 2004
                1,647,836     31,820              -      1,679,656            CDN$0.75       February 12, 2008
                                                                                                (note 4(b)(i))
-------------------------------------------------------------------------------------------------------------------

                9,758,436     31,820     (4,560,600)     5,229,656
-------------------------------------------------------------------------------------------------------------------


ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2004 and 2003

--------------------------------------------------------------------------------

4.   Share capital (continued):

     (b)  Share purchase warrants (continued):

          (i) The number of warrants granted to the IFC and IDC (see note 2(a)) increased during the nine months ended July 31, 2004 by 31,820 as a result of the exercising of share purchase entitlements outstanding at February 12, 2003. A further 232,102 warrants would be issued by the Company if all share purchase entitlements existing at February 12, 2003 and still outstanding at July 31, 2004 were to be exercised in full.

               Warrants to purchase 587,880 shares for each of IFC and IDC have vested. The remaining warrants vest in one tranche upon reaching a certain milestone in the Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the nine months ended July 31, 2004 have an estimated value of $197,313 (three months ended July 31, 2004 - nil) assuming an expected life of
               3.83 years, volatility of 130%, no dividend yield, and a risk free interest rate of 2.28%. This fair value amount is included in consulting costs deferred in mineral properties and in contributed surplus.

     (c)  Share options:

---------------------------------------------------------------------------------------------------------------------
                                                                           Number of          Weighted average
                                                                             options     exercise price (CDN$)
---------------------------------------------------------------------------------------------------------------------

         Options outstanding, October 31, 2003                             2,931,000                    $ 0.85
         Granted                                                           4,085,000                      1.75
         Cancelled / expired                                                 (75,000)                     1.63
         Exercised                                                        (1,065,000)                     0.98
---------------------------------------------------------------------------------------------------------------------

         Options outstanding, July 31, 2004                                5,876,000                    $ 1.44
---------------------------------------------------------------------------------------------------------------------

          As at July 31, 2004, 3,746,000 options were vested. Options vest at various dates over their period of grant.

          During the nine months ended July 31, 2004, 215,000 options with an exercise price of CDN$0.60 and 10,000 options with an exercise price of CDN$1.40 were exercised conventionally. There were also several separate cashless exercises of options during the nine months: 25,000 options with an exercise price of CDN$0.60 were exchanged for 13,101 shares; 15,000 options with an exercise price of CDN$0.60 were exchanged for 7,890 shares; and 800,000 options with an exercise price of CDN$1.10 were exchanged for 384,514 shares. The amount credited to share capital on the exercise of options is the sum of the cash proceeds received plus amounts previously credited to contributed surplus for services received that were charged to compensation cost in respect of the options exercised.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2004 and 2003
--------------------------------------------------------------------------------

4.   Share capital (continued):

     (c)  Share options (continued):

          For the 4,085,000 options granted during the nine months ended July 31, 2004, the Company has recorded stock-based compensation expense of $2,456,503, including $1,952,610 for the options that vested immediately, and $503,893 for the amortization to July 31, 2004 of the options that vest over time. The fair value of each option grant has been calculated using the Black-Scholes option pricing model with an expected life of 3.0 to 3.5 years, volatility of 113% to 133%, no dividend yield and a risk free interest rate of 2.23% to 2.28%.

          In addition to the expense recorded on the options granted during the nine months ended July 31, 2004, the Company recorded stock-based compensation expense of $74,754 as a result of options granted in the year ended October 31, 2003 which have vested in the nine months ended July 31, 2004.

     (d)  Contributed surplus:


         Balance, October 31, 2003                                                             $     2,095,310
         Stock-based compensation (note 4(c))                                                        2,531,257
         Granting of IFC and IDC warrants (note 4(b)(i))                                               197,313
         Transferred to share capital on exercise of stock options for cash                           (148,715)
         Transferred to share capital on cashless exercise of stock options                           (399,896)


         Balance, July 31, 2004                                                                $     4,275,269

5.   Segmented information:

     The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment.

     Capital  assets,   including   mineral   properties  and  mineral  property
     evaluation costs, by geographic area are as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                                 July 31,          October 31,
                                                                                     2004                 2003
-----------------------------------------------------------------------------------------------------------------

     Capital assets by geographic area:
         Democratic Republic of Congo                                     $    13,459,704      $     6,103,447
         Angola                                                                 1,066,477              719,595
         Zambia                                                                         1                    1
         United Kingdom                                                            38,453               17,207
-----------------------------------------------------------------------------------------------------------------

                                                                          $    14,564,635      $     6,840,250
-----------------------------------------------------------------------------------------------------------------

ADASTRA MINERALS INC. (formerly AMERICA MINERAL FIELDS INC.)
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company for the three and nine month periods ended July 31, 2004 and 2003 and related notes (the "Consolidated Financial Statements"). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2003 Annual Report, which should also be referred to for additional information. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars.

Results of Operations

The Company incurred a net loss for the nine months ended July 31, 2004 of $3,780,845, or $0.06 per share, compared to a net loss of $1,426,298, or $0.04 per share, in the nine months ended July 31, 2003.

The Company incurred a net loss for the three months ended July 31, 2004 of $601,173, or $0.01 per share, compared to a net loss of $407,712, or $0.01 per share, in the three months ended July 31, 2003.

The results for the three and nine months ended July 31, 2004 reflect the following factors:

o Administration costs have increased compared to the three and nine month period ended July 31, 2003 due principally to increased levels of investor relations costs, office and administration costs, regulatory authority filing fees, salaries and wages, and above all to costs charged in relation to stock-based compensation. These increases have been partly offset by reductions in professional fees, and in travel and accommodation costs during the first six months.

o Investor relations costs were higher in the nine month period ended July 31, 2004 because the Company devoted more resources to investor relations during the first and second quarters of fiscal 2004 in order to publicize the progress made on the Kolwezi project, as well as to profile the Company's other projects, and in preparatory work for the change in the Company's name. A substantial number of warrants and options were exercised during those six months, and in addition the Company successfully completed a private placement for gross proceeds of CDN$5,600,000. Investor relations costs for the three months ended July 31, 2004 were comparable to the same period of the previous year.

o The rise in office and administration costs for the nine month period ended July 31, 2004 was primarily the result of the much weaker US$ when compared to its exchange rate for the comparative period, as many of these costs are incurred in (pound) sterling. The name change during the third quarter of 2004 also contributed to the increase in office and administration costs. The increase in regulatory authority filing fees is consistent with the increased activity of the Company, as well as the fact that the Company is now listed on the London AIM exchange in addition to the TSX. In the first nine months of 2003, the Company was listed solely on the TSX.

o Salaries and wages have increased compared to the three and nine month period ended July 31, 2003 due principally to the much weaker US$ when compared to its exchange rate a year previously, as most of these costs are incurred in (pound) sterling. Salaries were also revised, and performance bonuses awarded, following a comprehensive review by the Remuneration Committee in March 2004.

o The lower professional fees for the nine months ended July 31, 2004 compared to the corresponding period in 2003 primarily reflects that audit fees for financial year 2003 were accrued at year end, whereas those for financial year 2002 were expensed when incurred in the first quarter of 2003. Travel and accommodation costs decreased as a result of a decrease during the first two quarters in the number of non-project related journeys when compared with the same period in the previous financial year.

o During the year ended October 31, 2003, the Company chose to adopt early the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments for employees. The new recommendations were applied prospectively and are detailed in the notes to the consolidated financial statements for the year ended October 31, 2003. As a result of the adoption of the new policy, the Company now expenses the fair value of all options granted to both employees and non-employees over the vesting period of the options. The increase in stock-based compensation in the three months and nine months ended July 31, 2004 versus the corresponding periods of 2003 is consistent with the increase in the number of options granted during these periods. Stock-based compensation expense of $455,938 was recorded in the quarter ended July 31, 2004 (2003-nil), and for the nine month period ended July 31, 2004 was $2,531,257 (2003-$10,329).

o Considerably higher average cash balances resulted in significantly higher interest income during the three and nine months ended July 31, 2004 compared with the corresponding periods of 2003. The Company holds some of these cash balances in Canadian dollars and Pounds sterling in anticipation of expenditures to be incurred in these currencies. During the quarter ended July 31, 2004, the US dollar weakened against these other currencies (having strengthened against them during the immediately preceding quarter) and the Company recorded a foreign exchange gain of $272,468 for the quarter and a foreign exchange gain of $119,497 for the nine month period.

o Mineral property evaluation costs decreased during the nine month period to July 31, 2004 compared to the same period of 2003, as the Company focused on developing its current projects and properties.

Liquidity and Capital Resources

As at July 31, 2004, the Company had cash and cash equivalents of $17,242,503, compared to $19,267,489 at October 31, 2003, and working capital of $17,088,383, compared to $18,629,220 at October 31, 2003.

The decreases in cash and cash equivalents and working capital as at July 31, 2004, compared to the balances as at October 31, 2003, resulted from the operating activities discussed above and investments made in the Company's various Mineral Property Projects discussed below, partly offset by the private placement and exercise of warrants and options during the nine months.

The private placement was of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000. Also during the nine month period to July 31, 2004, a total of 4,560,600 warrants and 1,065,000 options were exercised. The net proceeds of the private placement and exercises of warrants and options ($7,227,073, after share issue costs of $146,323) will be used to fund the continued development of the Company's African projects, and for general working capital.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other Exploration and Development and Financing Risk Factors discussed in the Company's 2003 Annual Report.

Mineral Property Projects

As at July 31, 2004, amounts capitalized in respect of mineral properties increased to $10,140,475 from $2,483,404 at October 31, 2003, reflecting $7,310,189 in costs on the Kolwezi project (principally the $5 million re the Tailings Exploitation Rights detailed below) and $346,882 in costs incurred on the Company's Angola projects during the nine months.

Capitalized mineral property evaluation costs increased to $4,357,119 from $4,331,137 at October 31, 2003, reflecting costs incurred on the Company's Kipushi project.

Kolwezi Project, DRC

During the first quarter of 2004, the Company's 100% owned subsidiary, Congo Mineral Developments Limited ("CMD"), finalized with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, a Contract of Association ("CoA") governing the terms of the Kolwezi Tailings Project (the "Project") and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

The CoA  recognizes  the  framework  agreement  entered  into by the  Company in
February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If either of IFC or IDC does not exercise its options, the other will have a right of first refusal over that option.

During the second quarter of 2004, the CoA was signed by all parties; and KMT was incorporated with CMD owning 82.5% of KMT, and Gecamines and GDRC owning 12.5% and 5.0% respectively. On May 27,2004, in accordance with the CoA, the Tailings Exploitation Rights to the Project were transferred to KMT. Under the CoA, two payments totaling $15,000,000 are to be made by KMT to Gecamines as consideration for the Tailings Exploitation Rights. The first instalment of $5,000,000 was made following the transfer of the Tailings Exploitation Rights, and the second instalment of $10,000,000 will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and any other participating parties (e.g. IFC and IDC) based on their pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year. Also during the second quarter of 2004, the Company appointed Rothschild as the financial adviser on the Project.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact assessment study, draw up an environmental management plan and obtain commitments for financing the Project, all by November 27, 2007 (a time period of three years and six months from transfer date of the tailings exploitation rights).

During the quarter ended July 31, 2004, the Company awarded the contract for the Environmental and Social Impact Assessment ("ESIA") of the Project to SRK
Consulting of South Africa. In the ESIA, first activities will involve collecting baseline data on geographic, ecological and social parameters and commencing a detailed Public Consultation and Disclosure Program (the "Program") with potentially affected local communities. This Program will continue throughout the period of the ESIA and will allow local concerns and issues to be fully aired, and addressed prior to development of the project. Given the degraded nature of the environment around Kolwezi, the high levels of unemployment and underemployment, and the generally run down state of the infrastructure, it is anticipated that the Project will have a positive effect on the region.

There will be a number of outputs from the study, including the ESIA report, an Environmental and Social Action Plan, a Community Development Plan, an Environmental Management Plan, a Framework Environmental Management System and a Conceptual Closure Plan.

Subsequent to July 31, 2004, the Company awarded the contract for the Definitive Feasibility Study ("DFS") of the Project to a joint venture of Murray & Roberts and GRD Minproc. The DFS will pull together all the technical aspects of the project, incorporating the extensive work that has already been completed. In particular, the DFS will focus on the optimization of the selected metallurgical flowsheet and investigating the best logistical approach for construction. Construction and operating costs will be estimated by the DFS to within +15% and -5%. Throughout the study, the DFS team will liaise closely with the ESIA team to ensure technical and environmental issues are fully integrated into the project layout and design. In parallel with this extensive work on the technical aspects of the project, the Company will continue to progress marketing the Project's metal output and, with financial advisors, Rothschilds, to work towards raising the necessary project finance.

Also subsequent to July 31, 2004, the Company signed a Memorandum of Understanding ("MoU") with n.v. Umicore s.a. ("Umicore"). The MoU covers arrangements for negotiating a long-term supply agreement under which Umicore will purchase cobalt to be produced from the Project. Umicore will also assist and facilitate in placing cobalt production from the Project under long-term "take-or-pay" supply agreements with Umicore's cobalt chemical customers. The MoU also arranges for the provision of technical assistance by Umicore in relation to the cobalt metallurgical flowsheet for the Project, and Umicore's assistance in commissioning the Project's cobalt circuit.

Kipushi Project, DRC

It had been agreed with Gecamines during 2003 that finalising the CoA on the Kolwezi Tailings would be given priority over negotiating a revised framework agreement for the Kipushi Project. (The revisions are needed in order to conform the framework agreement to the DRC's new Mining Code and to reflect the Joint Venture Agreement between the Company and Kumba Base Metals). Once the Kolwezi CoA had been finalised during the first quarter of Financial Year 2004, preparatory work for the resumption of negotiations with Gecamines regarding the Kipushi Project was begun. Meetings were held during the second quarter and subsequent to July 31, 2004 the Company announced that negotiations had recommenced with Gecamines. Once negotiations have been concluded and a revised framework agreement signed, and the necessary GDRC approvals have been obtained, the Company anticipates that the feasibility study will commence.

Angola Property

The protracted efforts to progress matters on the Joint Venture with Endiama to exploit the licence rights continued during the quarter. It has since become clear that Endiama has repudiated its contractual obligations under the agreed commercial terms, and the Company has reluctantly concluded it has no choice but to seek legal redress. On September 21, 2004, the Company announced that it is commencing legal proceedings in the United States against Endiama, The Company has been advised its case is strong.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the annual Management's Discussion & Analysis contained in the Company's 2003 Annual Report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                ADASTRA MINERALS INC.
                                                --------------------------------

                                                (Registrant)


Date:  September 28, 2004

                                            By:
                                                /s/  Paul C. MacNeill
                                                --------------------------------

                                                Paul C. MacNeill
                                                Director